Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of First Interstate BancSystem, Inc. for the registration of Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants, Purchase Contracts, and Units and to the incorporation by reference therein of our reports dated February 26, 2026, with respect to the consolidated financial statements of First Interstate BancSystem, Inc. as of December 31, 2025 and 2024 and the effectiveness of internal control over financial reporting of First Interstate BancSystem, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Salt Lake City, Utah
May 26, 2026